

Mail Stop 4561

May 10, 2017

Jack Dorsey
Chief Executive Officer
Twitter, Inc.
1355 Market Street, Suite 900
San Francisco, CA 94103

 Re: **Twitter, Inc.**
 Form 10-K for the Fiscal Year Ended December 31, 2016
 Filed February 27, 2017
 File No. 001-36164

Dear Mr. Dorsey:

 We have reviewed your letter dated April 28, 2017 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

 After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated March 31, 2017.

Form 10-K for the Fiscal Year Ended December 31, 2016

Selected Financial Data

Non-GAAP Financial Measures, page 41.

1. We note your response to prior comment 1. Please clarify whether you made the determination that the company is not and is not expected to be a taxpayer for the foreseeable future in certain jurisdictions, such as the U.S, based on your GAAP or non-GAAP net income (loss). In this regard, we note that you have reported cumulative non-GAAP net income of approximately $784 million since fiscal 2014. Pursuant to Question 102.11 of the non-GAAP C&DIs you should include current and deferred income tax

expense commensurate with the non-GAAP measure of profitability. Please explain further your non-GAAP tax adjustments or revise as necessary.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Key Metrics, page 44</u>

2.   In your response to prior comment 4, you state that MAU is a measure of the company's logged-in audience and DAU is a measure of engagement of that audience. Please explain why you present the actual number of MAUs but only the percentage change in DAUs, and tell us how the percentage change information provides an investor with a clear understanding of user engagement on your platform. Also, in the proposed disclosures provided in response to prior comment 2, you state that prior to the third quarter of fiscal 2016, you discussed the ratio of MAUs to DAUs. Please tell us whether management believes this ratio is a key metric used to measure user engagement on your platform or tell us what key metrics you use to measure such engagement.

You may contact Frank Knapp, Staff Accountant at (202) 551-3805 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Barbara C. Jacobs, Assistant Director, at (202) 551-3735. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services

cc: Lisa Stimmell, Esq.
         Wilson Sonsini Goodrich & Rosati